SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2
(Amendment No. 1)1
RUBIO’S RESTAURANTS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
78116B102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 8 Pages
No Exhibit Index

CUSIP No.	78116B102	13G/A	Page	2	of	8 Pages

1	NAME OF REPORTING PERSONS Brightleaf Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		812,844

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		812,844

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	812,844

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	78116B102	13G/A	Page	3	of	8 Pages

1	NAME OF REPORTING PERSONS Blackwell Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		613,244

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		613,244

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	613,244

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	78116B102	13G/A	Page	4	of	8 Pages
Item 1.
(a)	Name of Issuer: Rubio’s Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 192 Wright Place, Suite 300, Carlsbad, California 92008
Item 2.
(a)	Name of Filing Person: (1) Brightleaf Capital LLC; (2) Blackwell Partners LLC.

(b)	Address of Principal Business Office or, if none, Residence: (1) 324 Blackwell Street, Suite 520 Durham, North Carolina 27701; (2) 406 Blackwell Street, Suite 300, Durham, North Carolina 27701.

(c)	Citizenship: (1) Delaware; (2) Georgia.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 78116B102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	– (j) Not Applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:
     Brightleaf Capital LLC (“Brightleaf Capital”) manages the investments for Brightleaf Partners Limited Partnership (“Brightleaf Partners”) and Blackwell Partners LLC (“Blackwell”). Brightleaf Capital beneficially owns 812,844 shares of Common Stock shares of Common Stock, $0.001 par value, of Rubio’s Restaurants, Inc. (“Common Stock”), which includes (i) 199,600 shares of Common Stock owned by Brightleaf Partners and (ii) 613,244 Shares owned by Blackwell.
     Blackwell beneficially owns 613,244 shares of Common Stock, of which it is the record owner.
     The reporting persons have not acquired the securities in Rubio’s Restaurants, Inc. with the purpose, or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	78116B102	13G/A	Page	5	of	8 Pages
(b)	Percent of class:
Brightleaf Capital beneficially owns 8.2% of Common Stock outstanding, based upon 9,949,761 shares of Common Stock outstanding as of November 7, 2007 as disclosed in the Rubio’s Restaurants, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 13, 2007 (“Form 10-Q”).
Blackwell beneficially owns 6.2% of Common Stock outstanding, based upon 9,949,761 shares of Common Stock outstanding as of November 7, 2007 as disclosed in the Form 10-Q.
(c)	Number of shares as to which such person has:
Brightleaf Capital:
(i)	Sole power to vote or to direct the vote: 812,844

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 812,844

(iv)	Shared power to dispose or direct the disposition of: 0
Blackwell:
(i)	Sole power to vote or to direct the vote: 613,244

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 613,244

(iv)	Shared power to dispose or direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Brightleaf Capital manages the investments for Brightleaf Partners and Blackwell. Brightleaf Capital beneficially owns 812,844 shares of Common Stock which includes (i) 199,600 shares of Common Stock owned by Brightleaf Partners and (ii) 613,244 shares of Common Stock owned by Blackwell.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.

CUSIP No.	78116B102	13G/A	Page	6	of	8 Pages
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	78116B102	13G/A	Page	7	of	8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

Date

Brightleaf Capital LLC

By: Name:	/s/ Evan Jones Evan Jones
Title:	Managing Member

Blackwell Partners LLC

By: Name:	/s/ Bart J. Brunk Bart J. Brunk
Title:	Authorized Officer

CUSIP No.	78116B102	13G/A	Page	8	of	8 Pages
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value, of Rubio’s Restaurants, Inc., and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 14th day of February, 2008.

Brightleaf Capital LLC

By: Name:	/s/ Evan Jones Evan Jones
Title:	Managing Member

Blackwell Partners LLC

By: Name:	/s/Bart J. Brunk Bart J. Brunk
Title:	Authorized Officer